FILE NO. 333-
                                                                     CIK #897184
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

A.    Exact name of Trust: VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNTIY TRUST,
                           SERIES 71

B.    Name of Depositor:   VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

                            One Parkview Plaza
                            Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

         VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS INC.
         Attention:  Don G. Powell, Chairman
         One Parkview Plaza
         Oakbrook Terrace, Illinois  60181

         CHAPMAN AND CUTLER
         Attention:  Mark J. Kneedy
         111 West Monroe Street
         Chicago, Illinois  60603

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public:



                 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                          OF THE REGISTRATION STATEMENT


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


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FORM N-8B-2                                                          FORM S-6
ITEM NUMBER                                                    HEADING IN PROSPECTUS




                VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST,
                                    SERIES 71
                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

FORM N-8B-2                                                          FORM S-6
ITEM NUMBER                                                    HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                                     )

        (b)  Title of securities issued                        )    Prospectus Front Cover Page

 2.     Name and address of Depositor                          )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Administration

 3.     Name and address of Trustee                            )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Administration

 4.     Name and address of principal                          )    Underwriting
          underwriter

 5.     Organization of trust                                  )    The Trust

 6.     Execution and termination of                           )    The Trust
          Trust Indenture and Agreement                        )    Trust Administration

 7.     Changes of Name                                        )    *

 8.     Fiscal year                                            )    *

 9.     Material Litigation                                    )    *




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                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST
10.     General information regarding                          )    The Trust
          trust's securities and rights of                     )    Insurance on the Bonds
          security holders                                     )    Tax Status
                                                               )    Public Offering
                                                               )    Rights of Unitholders
                                                               )    Trust Administration

11.     Type of securities comprising units                    )    Prospectus Front Cover Page
                                                               )    The Trust
                                                               )    Trust Portfolio
                                                               )    Trust Portfolio

12.     Certain information regarding                          )    *
          periodic payment certificates                        )

13.     (a)  Loan, fees, charges and expenses                  )    Prospectus Front Cover Page
                                                               )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Portfolio
                                                               )    Annual Unit Income and
                                                               )      Estimated Current Returns
                                                               )    Trust Operating Expenses
                                                               )    Public Offering
                                                               )    Rights of Unitholders

        (b)  Certain information regarding                     )    *
               periodic payment plan                           )
               certificates                                    )

        (c)  Certain percentages                               )    Prospectus Front Cover Page
                                                               )    Summary of Essential Financial
                                                               )      Information
                                                               )    Annual Unit Income and
                                                               )      Estimated Current Returns
                                                               )    Insurance on the Bonds
                                                               )    Public Offering
                                                               )    Rights of Unitholders

        (d)  Certain other fees, expenses or                   )    Trust Operating Expenses
               charges payable by holders                      )    Rights of Unitholders

        (e)  Certain profits to be received                    )    Public Offering
               by depositor, principal                         )    Underwriting
               underwriter, trustee or any                     )    Trust Portfolio
               affiliated persons                              )

        (f)  Ratio of annual charges                           )    *
               to income                                       )

14.     Issuance of trust's securities                         )    Rights of Unitholders

15.     Receipt and handling of payments                       )    *
          from purchasers                                      )

16.     Acquisition and disposition of                         )    The Trust
          underlying securities                                )    Rights of Unitholders
                                                               )    Trust Administration

17.     Withdrawal or redemption                               )    Rights of Unitholders
                                                               )    Trust Administration

18.     (a)  Receipt and disposition                           )    Prospectus Front Cover Page
               of income                                       )    Rights of Unitholders

        (b)  Reinvestment of distributions                     )    *

        (c)  Reserves or special funds                         )    Trust Operating Expenses
                                                               )    Rights of Unitholders

        (d)  Schedule of distributions                         )    *

19.     Records, accounts and reports                          )    Rights of Unitholders
                                                               )    Trust Administration

20.     Certain miscellaneous provisions                       )    Trust Administration
          of Trust Agreement                                   )

21.     Loans to security holders                              )    *

22.     Limitations on liability                               )    Trust Portfolio
                                                               )    Trust Administration

23.     Bonding arrangements                                   )    *

24.     Other material provisions of                           )    *
        Trust Indenture Agreement                              )

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                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR
25.     Organization of Depositor                              )    Trust Administration

26.     Fees received by Depositor                             )    *

27.     Business of Depositor                                  )    Trust Administration

28.     Certain information as to                              )    *
          officials and affiliated                             )
          persons of Depositor                                 )

29.     Companies owning securities                            )    *
          of Depositor                                         )

30.     Controlling persons of Depositor                       )    *

31.     Compensation of Officers of                            )    *
          Depositor                                            )

32.     Compensation of Directors                              )    *

33.     Compensation to Employees                              )    *

34.     Compensation to other persons                          )    *

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                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.     Distribution of trust's securities                     )    Public Offering
          by states                                            )

36.     Suspension of sales of trust's                         )    *
          securities                                           )

37.     Revocation of authority to                             )    *
          distribute                                           )

38.     (a)  Method of distribution                            )

        (b)  Underwriting agreements                           )    Public Offering

        (c)  Selling agreements                                )

39.     (a)  Organization of principal                         )
               underwriter                                     )

        (b)  N.A.S.D. membership by                            )
               principal underwriter                           )

40.     Certain fees received by                               )    *
          principal underwriter                                )

41.     (a)  Business of principal                             )    Trust Administration
               underwriter                                     )
        (b)  Branch offices or principal                       )    *
               underwriter                                     )

        (c)  Salesmen or principal                             )    *
               underwriter                                     )

42.     Ownership of securities of                             )    *
          the trust                                            )

43.     Certain brokerage commissions                          )    *
          received by principal underwriter                    )

44.     (a)  Method of valuation                               )    Prospectus Front Cover Page
                                                               )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Operating Expenses
                                                               )    Public Offering

        (b)  Schedule as to offering price                     )    *

        (c)  Variation in offering price                       )    *
               to certain persons                              )

45.     Suspension of redemption rights                        )    *

46.     (a)  Redemption valuation                              )    Rights of Unitholders
                                                               )    Trust Administration

        (b)  Schedule as to redemption price                   )    *

47.     Purchase and sale of interests                         )    Public Offering
          in underlying securities                             )    Trust Administration


               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of                         )    Trust Administration
          Trustee                                              )

49.     Fees and expenses of Trustee                           )    Summary of Essential Financial
                                                               )      Information
                                                               )    Trust Operating Expenses
50.     Trustee's lien                                         )    Trust Operating Expenses

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          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                        )    Cover Page
          securities                                           )    Trust Operating Expenses
                                                               )    Insurance on the Obligations


                            VII. POLICY OF REGISTRANT

52.     (a)  Provisions of trust agree-                        )    Trust Administration
               ment with respect to                            )
               replacement or elimination                      )
               portfolio securities                            )

        (b)  Transactions involving                            )    *
               elimination of underlying                       )
               securities                                      )

        (c)  Policy regarding substitu-                        )    Trust Administration
               tion or elimination of                          )
               underlying securities                           )

        (d)  Fundamental policy not                            )    *
               otherwise covered                               )

53.     Tax Status of trust                                    )    Tax Status


                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during                              )    *
          last ten years                                       )

55.)
56.) Certain information regarding ) * 57.) periodic payment certificates )
58.)

59.     Financial statements (Instructions                     )    Report of Independent Certified
        1(c) to Form S-6)                                      )      Public Accountants
                                                               )    Statement of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required

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                   Preliminary Prospectus Dated March 13, 1998

                VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST

                                                                       Series 71
                                                       (A Unit Investment Trust)

         The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

         A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen American Capital Insured Income Trust, Series 70 (Registration No. 333-38311) as filed on October 23, 1997, which shall be used as a preliminary prospectus for the current Series of the Fund.)




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                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT



This Registration Statement comprises the following papers and documents:

        The facing sheet
        The Cross-Reference Sheet
        The Prospectus
        The signatures
        The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement between Van Kampen American Capital Distributors, Inc., Depositor, American Portfolio Advisory Service, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee (to be supplied by amendment).

1.4  Copy of Bond Fund Portfolio Insurance Policy (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1  Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3  Consent of Grant Thornton LLP (to be supplied by amendment).


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Insured Income Trust, Series 71 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 13th day of March, 1998.

                VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST, SERIES 71

                By VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
                (Depositor)


                By           GINA M. COSTELLO
                                    Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 13, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

          SIGNATURE                             TITLE

Don G. Powell                        Chairman and Chief                  )
                                       Executive Officer                 )

John H. Zimmerman                    President and Chief                 )
                                       Operating Officer                 )

Ronald A. Nyberg                     Executive Vice President            )
                                       and General Counsel

William R. Rybak                     Executive Vice President and        )
                                       Chief Financial Officer           )

                                        GINA M. COSTELLO
                                           (Attorney-in-fact*)
--------------------------------------------------------------------------------
*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity, Series 64 (File No. 33-33087) and Van Kampen American Capital Equity Opportunity, Series 87 (File No. 33-44581) and the same are hereby incorporated herein by this reference.